July 22,  2014

VIA EDGAR & FEDERAL EXPRESS

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Southwestern Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-08246

Dear Mr. Skinner:

In reference to the letter from the United States Securities and Exchange Commission to Southwestern Energy (the “Company”), which was received via email on July 10, 2014, and following up on our conversation on July 21, 2014, I am writing to confirm that the Company intends to respond to the letter by August 8, 2014.

Please do not hesitate to contact me at (281) 618-2808, if you have any questions regarding the foregoing.

Very truly yours,

/s/ R. CRAIG OWEN

R. Craig Owen
Senior Vice President and Chief Financial Officer